Exhibit 20.1
Thermodynetics, Inc.
651 Day Hill Road, Windsor, Connecticut 06095

July 15, 2011

Dear shareholder:

The Board of Directors of Thermodynetics has approved the distribution of a dividend to shareholders of record on July 15, 2011 in a spin-off transaction.  Those shareholders who are owners of at least 1,000 shares of Thermodynetics common stock are receiving shares of TPI Systems, Inc. ("TPI") on a one-for-one (1:1) pro rata basis.  All other Thermodynetics shareholders are receiving a distribution of $0.0002/share for each of the shares, pro rata, they owned of Thermodynetics as of the record date.  There is no effect on your holdings in Thermodynetics.  Your distribution by check or TPI stock certificate is enclosed.

TPI has nominal assets and therefore the shares have nominal value and have been valued by the Thermodynetics Board of Directors at $0.0002 per share.

We are not providing any tax advice with regard to the distribution you are receiving and recommend that you speak with your tax advisor.  It is anticipated that the dividend will not qualify as a tax-free event, and therefore each shareholder should consider the value per share and the number of shares received when evaluating their income tax return.  We believe the cash dividends are generally taxable income.

The TPI shares will not trade since no registration or claim for exemption permitting trading has been made to the U.S. Securities and Exchange Commission (the "SEC") or any state securities administrator; at this time there are no plans to seek such registration.  The shares are classified as restricted shares and a restrictive stock legend has been imprinted on the certificates that are being distributed; stop transfer instructions have been issued to TPI’s transfer agent.  At such time as the Board of TPI determines that it would be beneficial for a trading market to exist or develop, TPI would be required to file the appropriate documents with the regulatory agencies.  There are no plans to register or claim an exemption for trading.

TPI will provide consulting services to other companies and assist them in raising capital for the client company’s needs.  TPI intends to form and spinoff its own subsidiaries through stock dividend distributions.

TPI was originally incorporated in the State of Connecticut on March 10, 1983 as a wholly owned subsidiary of its parent, Thermodynetics.  From its inception until no later than 1990, TPI manufactured heat reclaiming or heat recovery systems used to recycle waste heat generated from commercial refrigeration and air conditioning systems.  TPI has been inactive since at least 1990, and has had no business operations or independent source of revenue since such time.

In May 2011, Thermodynetics, as the sole shareholder of TPI, at a special meeting, changed TPI's state of incorporation to the State of Delaware through a reincorporation and conversion.  TPI recapitalized its common stock through such reincorporation resulting in authorized capital stock consisting of 200,000,000 shares of common stock, par value $.0001 per share, and of 50,000,000 shares of preferred stock, par value $.0001 per share.

In July 2011, as explained above, Thermodynetics is paying a dividend of one share of common stock of TPI Systems, Inc. for each share of common stock of Thermodynetics held by each holder of Thermodynetics provided the holder holds at least one thousand (1,000) shares of common stock of Thermodynetics.

Also Thermodynetics is paying a cash dividend on the common stock of Thermodynetics to its shareholders holding less than one thousand (<1,000) shares of common stock of Thermodynetics ("de minimis Shareholders"); the dividend is two-ten thousandth of one dollar ($0.0002) per share on all shares of common stock issued and outstanding to the de minimis Shareholders.

The dividend in stock equals at least 80% and no more than 85% of the now outstanding shares of TPI, and the parent is retaining the remaining shares.

If you desire further information with respect to TPI or this dividend distribution, please send a request in writing, including your email address, or contact us via email at information1212@thermodynetics.com, and we will gladly forward to you our Dividend Circular.  We are hopeful that TPI’s business after this distribution will be successful and worthwhile, while at the same time, we cannot offer any such assurances of future events.

Very truly yours,

Thermodynetics, Inc.

Robert A. Lerman
President and CEO

Enclosure